FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of, November    , 2002
                 ---------------------------


                          Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                    Form 40-F      X
                        ------------                   -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No         X
                 ----------                       ---------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX


Document                                                                                            Page No.

1.         Press release dated November 5, 2002 in connection with the signing of an                   4
           agreement in principle under which RIM will license certain RIM keyboard patents to Handspring, Inc.

2.         Press release dated November 7, 2002 in connection with  the signing of an                  7
           agreement in principle under which RIM will license certain RIM keyboard patents to Palm, Inc.'s Solutions Group.

3.         Press release dated November 12, 2002 in connection with an announcement                    10
           by RIM of measures to streamline its operations and reduce expenses.


                                                                    Document 1

       Handspring To License Keyboard Patents From Research In Motion

Mountain View, Calf. and Waterloo, ON - November 5, 2002 - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) and Handspring, Inc. (Nasdaq:
HAND) today announced that they have signed an agreement in principle setting out the fundamental terms under which RIM will license certain RIM keyboard patents to Handspring. Specific terms of the royalty-bearing license were not disclosed. RIM has agreed to dismiss its pending litigation against Handspring following the execution of a definitive agreement.

"Our agreement with Handspring further validates our strong patent portfolio and leadership in innovative wireless communications solutions like BlackBerry(TM)," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "RIM is committed to licensing its patents and technologies to provide customers with high-quality and proven products that leverage our extensive wireless expertise."

"Wireless device users are finding that integrated QWERTY keyboards are a fast, easy and familiar method of data input," said Donna Dubinsky, founder and CEO of Handspring. "We are pleased to come to this agreement with RIM so that we can focus our resources on product innovation and expanding the market for our Treo communicators."

Further details of the current and pending agreements between RIM and Handspring were not disclosed.

About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:
RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Handspring
Handspring is a leading innovator in personal communications and handheld computing. The company's products include the Treo wireless communicators and Treo 90 organizer, the Visor expandable handheld computers, and client and server software for fast Web access from handheld devices and mobile phones. Today Handspring sells its products and accessories at www.handspring.com and through select Internet, retail and carrier partners in the United States, Europe, Asia, Australia, New Zealand, Canada, the Middle East and Mexico.



CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Handspring will enter into a definitive agreement concerning the licensing of RIM's key board patents, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Handspring's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Handspring's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Handspring and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

Research In Motion and RIM are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Handspring, the Handspring logo, Treo and Visor are trademarks of Handspring, Inc. and may be registered in certain jurisdictions. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                                   # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Allen Bush
Handspring, Inc.
650.230.5029
abush@handspring.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

                                                                    Document 2

                 RIM To License Keyboard Technology To Palm

Waterloo, ON and Milpitas, Calif. - November 7, 2002 - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) and Palm, Inc.'s Solutions Group (Nasdaq: PALMD) today announced that they have signed an agreement in principle setting out the fundamental terms under which RIM will license certain RIM keyboard patents to Palm. Specific terms of the royalty-bearing license were not disclosed.

"RIM continues to license its patents and technologies to reputable companies to expand the market opportunities for its industry-leading research and development," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "This agreement with Palm is a result of RIM's ability to innovate and deliver proven and popular mobile solutions such as BlackBerry(TM)."

"The coupling of RIM's keyboard technology in our upcoming Tungsten W wireless handheld with the wealth of software applications available for Palm handhelds helps us deliver versatile and innovative wireless products to mobile professionals and enterprises," said Todd Bradley, President and CEO, Solutions Group at Palm, Inc. "With this agreement, we're both working to expand the wireless marketplace and provide people with critical information on the go."

About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:
RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Palm
    Information about Palm, Inc. is available at http://www.palm.com/aboutpalm.

                                   # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Marlene Somsak
Palm
408.503.2592
marlene.comsak@corp.palm.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Palm will enter into a definitive agreement concerning the licensing of RIM's key board patents, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Palm's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Palm's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Palm and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                                                                    Document 3

                                                          November 12, 2002
For Immediate Release

Research In Motion Streamlines Operations

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced measures to streamline its operations and reduce expenses. The measures include a decrease in discretionary spending and a global workforce reduction goal of approximately 10% of the total employee base spread across the Company. At the beginning of November, RIM employed approximately 2,200 people. These measures represent an important step toward the Company achieving its goal of profitability.

"Following five years of rapid organizational growth and investment that allowed RIM to capitalize on its innovation and entrench its position in the wireless enterprise sector, we are ready to address the expanding 2.5G wireless market opportunity with proven technologies, global partnerships and strong business momentum," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "In order to solidify our position and achieve our financial targets, we are moving ahead with a difficult, yet strategically important, decision to tighten operational efficiencies and adjust our current staffing level. We believe this streamlining will prove to be a prudent move for RIM in both the near-term and the long-term."

As a result of this workforce reduction, RIM is anticipating a special pre-tax charge of between $8-9 million in the third quarter of fiscal 2003. The longer-term cost savings of these measures are estimated to be approximately $20-25 million per year. The savings are expected to begin in the Company's fiscal fourth quarter, with the full impact of savings realized in the first quarter.

About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:
RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                   # # #



Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                  SIGNATURES

     Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Research In Motion Limited
                                       --------------------------------------
                                                     (Registrant)


Date:  November 12, 2002               By: /s/ Dennis Kavelman
       -----------------                   ---------------------------------
                                                   (Signature)
                                           Dennis Kavelman
                                           Chief Financial Officerr